UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

STONE ENERGY CORPORATION

(Name of Applicant)*

625 E. Kaliste Saloom Road

Lafayette, Louisiana 70508

(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
7.5% Second Lien Notes Due 2022	$225,000,000**

Approximate date of proposed public offering:

On, or as soon as practicable following, the effective date (the “Effective Date”) under the Joint Prepackaged Plan of Reorganization of Stone Energy Corporation and its Debtor Affiliates pursuant to Chapter 11 of the Bankruptcy Code (as amended or supplemented, the “Plan of Reorganization”).

Lisa S. Jaubert Senior Vice President, General Counsel and Secretary 625 E. Kaliste Saloom Road Lafayette, Louisiana (337) 237-0410 (Name and Address of Agent for Service)	Copies to: Michael E. Dillard John M. Greer Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application for qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicants.

*	The Co-Applicants listed on the following page are also included in this application as Applicants.
**	Additional notes may be issued under the Indenture (as defined below) pursuant to the terms thereof.

The following direct subsidiary of Stone Energy Corporation (the “Company”) is expected to be a guarantor (the “Guarantor” and, together with the Company, the “Applicants”) of the 7.5% Second Lien Notes due 2022 (the “New Notes”) as of the Effective Date and is a co-applicant on this application.

Table of Co-Applicants

Name of Guarantor

Stone Energy Offshore, L.L.C.

GENERAL

1. General Information.

The form of organization of and the state or other sovereign power under the laws of which each Applicant is organized are as follows:

Name	Form of Organization	Jurisdiction
Stone Energy Corporation	Corporation	Delaware
Stone Energy Offshore, L.L.C.	Limited Liability Company	Delaware

2. Securities Act Exemption Applicable.

Prior to the Effective Date, the Applicants intend to offer, under the terms and subject to the conditions set forth in the Proposed Disclosure Statement for Joint Prepackaged Plan of Reorganization (as may be amended or supplemented, the “Disclosure Statement”) and the accompanying Plan of Reorganization, copies of which will be filed by amendment as Exhibits T3E-1 and T3E-2 to this application, respectively, an aggregate principal amount of up to $225.0 million of the New Notes to holders of claims under the Company’s 1 3/4% Senior Convertible Notes due 2017 (the “Convertible Notes”) and (ii) holders of the Company’s 7 1/2% Senior Notes due 2022 (the “Senior Notes”, and together with the Convertible Notes, the “Old Notes”). The New Notes will be issued pursuant to the indenture to be qualified under this application (the “Indenture”), a copy of which is included herein as Exhibit T3C.

Generally, Section 1145(a)(1) of Title 11 of the United States Code (the “Bankruptcy Code”) exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act of 1933, as amended (the “Securities Act”), and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan of reorganization with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a claim against, an interest in, or an administrative expense claim against the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property.

The Applicants believe that the offer of the New Notes under the solicitation of acceptances for the Plan of Reorganization and the exchange of the Old Notes for the New Notes, together with certain other consideration, under the Plan of Reorganization will satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above. To the extent that the solicitation of acceptances of the Plan of Reorganization constitutes an offer of new securities not exempt from registration under Section 1145(a)(1) of the Bankruptcy Code, the Applicants will also rely on Section 4(a)(2) of the Securities Act and, to the extent applicable, Regulation D promulgated thereunder.

AFFILIATIONS

3. Affiliates.

(a) The following is a list of affiliates of the Company as of the date of this application. It is expected that each of the entities listed below will be an affiliate of the Applicants as of the Effective Date as a result of the Plan of Reorganization.

Name	Jurisdiction of Formation/Incorporation	Record Owner	Ownership
Stone Energy Offshore, L.L.C.	Delaware	Stone Energy Corporation	100%
Stone Energy Holding, L.L.C.	Delaware	Stone Energy Corporation	100%
Stone Energy Canada ULC	Alberta	Stone Energy Holding, L.L.C.	100%

Except as otherwise disclosed above, the Company expects all of the entities to exist upon consummation of the Plan of Reorganization, in the ownership described above. Additional entities may be formed in connection with the consummation of the Plan of Reorganization or thereafter.

(b) Certain directors and executive officers of the Applicants may be deemed their “affiliates” by virtue of their respective positions in each entity. See Item 4, “Directors and Executive Officers.”

(c) Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their holdings of voting securities of the Applicants. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4. Directors and Executive Officers.

(a) Directors and Executive Officers of the Company. The following table sets forth the names of and offices held by all directors and executive officers of the Company as of the date of this application. The mailing address and telephone number of each of them is c/o Stone Energy Corporation, 625 E. Kaliste Saloom Road, Lafayette, Louisiana 70508; telephone number (337) 237-0410.

Name	Position
David H. Welch	Chairman of the Board, President and Chief Executive Officer
Richard A. Pattarozzi	Director
Kay G. Priestly	Director
Donald E. Powell	Director
Robert S. Murley	Director
B.J. Duplantis	Director
George R. Christmas	Director
Peter D. Kinnear	Director
Phyllis M. Taylor	Director
David T. Lawrence	Director
Kenneth H. Beer	Executive Vice President and Chief Financial Officer
Lisa S. Jaubert	Senior Vice President, General Counsel and Secretary
E.J. Louviere	Senior Vice President – Land
John J. Leonard	Senior Vice President – Exploration and Business Development
Florence M. Ziegler	Senior Vice President – Human Resources, Communications & Administration
Richard L. Toothman, Jr.	Senior Vice President – Appalachia
Keith Seilhan	Senior Vice President – Gulf of Mexico
Thomas L. Messonnier	Vice President – Planning, Marketing & Midstream

(b) Directors and Executive Officers of the Guarantor. The names of the executive officers and directors, managers or managing members, as applicable, of the Guarantor as of the date of this application are as set forth on Exhibit 99.1 hereto, which is incorporated herein by reference. The mailing address and telephone number of each of them is c/o Stone Energy Corporation, 625 E. Kaliste Saloom Road, Lafayette, Louisiana 70508; telephone number (337) 237-0410.

(c) Directors and Executive Officers of the Applicants on the Effective Date. On the Effective Date, a slate of directors and officers will be appointed pursuant to the Plan of Reorganization, which slate may consist of new and current directors and officers.

5. Principal Owners of Voting Securities.

(a) As of November 13, 2016, the Company represents that no entity directly or indirectly owns 10% or more of any class of the Company’s voting securities. Following the Effective Date, it is expected that certain holders of claims under the Old Notes may receive 10% or more of a class of the Company’s voting securities pursuant to the Plan of Reorganization.

(b) As of November 13, 2016, the ownership of voting securities of the Guarantor is held by the Company.

UNDERWRITERS

6. Underwriters.

(a) On November 13, 2013, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and Wells Fargo Securities, LLC, c/o Merrill Lynch, Pierce, Fenner & Smith Incorporated, One Bryant Park, New York, New York 10036, acted as joint book-running managers and Capital One Securities, Inc., Natixis Securities Americas LLC, Scotia Capital (USA) Inc., TD Securities (USA) LLC, Tudor, Pickering, Holt & Co. Securities, Inc., U.S. Bancorp Investments, Inc., Global Hunter Securities, LLC, IBERIA Capital Partners L.L.C. and SMBC Nikko Capital Markets Limited acted as underwriters in connection with an underwritten public offering of $475 million aggregate principal amount of the Senior Notes.

(b) On May 8, 2014, Barclays Capital Inc., c/o Barclays Capital Inc. 745 Seventh Avenue, New York, New York 10019, acted as the sole book-running manager and Tudor, Pickering, Holt & Co., Capital One Securities, Inc., Iberia Capital Partners L.L.C., Johnson Rice & Company L.L.C., Scotia Capital (USA) Inc., Global Hunter Securities, LLC, Ladenburg Thalmann & Co. Inc., Simmons & Company International, Cowen and Company, KLR Group, LLC, MLV & Co. LLC, TD Securities (USA) LLC, Tuohy Brothers Investment Research, Inc. and Breane Capital, LLC acted as underwriters in connection with an underwritten public offering of 5,000,000 shares of the Company’s common stock.

(c) No person is acting, or has proposed to act, as a principal underwriter of the New Notes proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

7. Capitalization.

(a)

(i) The following table sets forth information with respect to each authorized class of securities of the Company as of October 31, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Common stock, par value $0.01 per share	30,000,000	5,688,410
Preferred stock, par value $0.01 per share	500,000	0
7.5% Senior Unsecured Notes due 2022	$775,000,000	$775,000,000	(1)
1.75% Senior Unsecured Convertible Notes due 2017	$300,000,000	$300,000,000	(1)

(1)	Consists of principal amount outstanding, excluding accrued and unpaid interest.

(ii) The information with respect to each authorized class of securities of the Guarantor as of October 31, 2016 is set forth in the capitalization table attached to this application as Exhibit 99.1 hereto, which is incorporated herein by reference. The information with respect to each authorized class of securities of the Guarantor is expected to continue following the Effective Date.

(b)

(i) Each holder of common stock has one vote on all matters voted on by the Company’s stockholders, including the election of the Company’s directors.

As of the Effective Date, the listed classes of securities in the table above will be cancelled and will no longer be outstanding. On the Effective Date, the Company’s capital structure will consist of new publicly tradable shares of common stock (the “New Common Stock”), the New Notes and warrants to purchase shares of the New Common Stock. The amounts authorized and outstanding of the foregoing securities will be decided in connection with the confirmation of the Plan of Reorganization.

(ii) Except as otherwise set forth in the Guarantor’s governing document, holders of membership interests of the Guarantor are entitled to one vote per limited liability company interest.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions.

The New Notes will be subject to the Indenture among the Applicants and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”). The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the form of Indenture included herein as Exhibit T3C. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

(a) Events of Default; Withholding of Notice of Default.

The Indenture contains certain customary events of default, including: (1) default in the payment of any interest when it becomes due and payable, and continuance of such default for a period of 30 days (unless the entire amount of the payment is deposited with the trustee or with a paying agent prior to the expiration of the 30-day period), (2) default in the payment of principal at maturity, (3) default in the performance or breach of any other covenant or warranty in the indenture, which default continues uncured for a period of 60 days after (i) receipt of written notice from the trustee or (ii) the Company and the trustee receive written notice from the holders of not less than 25% in principal amount of the New Notes as provided in the Indenture, and (4) certain voluntary or involuntary events of bankruptcy, insolvency or reorganization of the Company.

If a default occurs and is continuing and is actually known to the Trustee, the Trustee must send to each holder of the New Notes notice of the default within 90 days after it occurs, unless such default shall have been cured or waived before the giving of such notice. Except in the case of certain defaults in payment with respect to any New Note, the Trustee may withhold notice if and so long as it in good faith determines that withholding notice is in the interests of the holders of the New Notes.

(b) Authentication and Delivery of the New Notes; Application of Proceeds.

The New Notes will be signed by one or more officers of the Company. No New Note will be entitled to any benefit under the Indenture unless it bears a certificate of authentication executed by the Trustee in manual or facsimile signature. The Trustee may appoint an authenticating agent.

The Company will not receive any proceeds from the issuance of the New Notes pursuant to the Plan of Reorganization.

(c) Release of Collateral.

If the New Notes or the guarantee by the Guarantor are required to be secured by all property of the Company and the Guarantor wherever located and whether now owned or at any time acquired after the date the New Notes are issued (the “Collateral”) pursuant to the terms of the Indenture, the Trustee’s liens upon the Collateral will no longer secure the New Notes outstanding under the Indenture or any other obligations under the Indenture, and the right of the holders of the New Notes to the benefits and proceeds of the Trustee’s liens on the Collateral will terminate and be discharged:

(i) upon satisfaction and discharge of this Indenture in accordance with the terms thereof;

(ii) upon payment in full and discharge of all of the New Notes outstanding under the Indenture and all other obligations under the Indenture that are outstanding, due and payable under the Indenture at the time the New Notes are paid in full and discharged (other than contingent indemnity obligations for which no claim has been made);

(iii) as to any Collateral of the Company or the Guarantor that is sold, transferred or otherwise disposed of by the Company or the Guarantor to a person that is not (either before or after such sale, transfer or disposition) the Company or the Guarantor in a transaction or other circumstance that complies with the terms of the Indenture, at the time of such sale, transfer or other disposition or to the extent of the interest sold, transferred or otherwise disposed of;

(iv) in whole or in part, with the consent of the holders of the New Notes of the requisite aggregate principal amount of New Notes in accordance with the Indenture;

(v) with respect to the assets of the Guarantor, at the time that the Guarantor is released from its guarantee in accordance with the terms of the Indenture; or

(vi) if and to the extent required by the intercreditor agreement between the holders of the New Notes and the lenders under the Company’s first lien credit facility.

(d) Satisfaction and Discharge.

The Indenture will be discharged and will cease to be of further effect as to all outstanding New Notes hereunder if (i)(1) all the New Notes theretofore authenticated and delivered have been delivered to the Trustee for cancellation or (2) all the New Notes not theretofore delivered to the Trustee for cancellation (a) have become due and payable, (b) will become due and payable at their Stated Maturity within one year or (c) have been called for redemption or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer and the Company has deposited with the Trustee amounts of consideration sufficient to satisfy the Company’s obligations under the Indenture and pay all other sums due and payable under the Indenture by the Company with respect to the New Notes; and (ii) the Company has delivered to the Trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

(e) Evidence of Compliance with Conditions and Covenants.

The Company is required to deliver to the Trustee within 120 days after the end of each fiscal year of the Company an officers’ certificate stating whether the signers thereof have knowledge of any failure by the Company to comply with all conditions and covenants then required to be performed under the Indenture and, if so, specifying each such failure and the nature thereof. The Company is required to deliver to the Trustee within 30 days after the Company becomes aware of the occurrence of any event of default or default, written notice setting forth the details of such event of default or default, its status and the action that the Company is taking or proposing to take in respect thereto.

9. Other Obligors.

Other than the Applicants, no other person is an obligor with respect to the New Notes.

Contents of application for qualification. This application for qualification comprises:

(a) Pages numbered 1 through 7, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of the Trustee under the Indenture to be qualified (filed as Exhibit 25.1 hereto).

(c) The exhibits listed on the Index to Exhibits attached hereto in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Stone Energy Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Lafayette, and State of Louisiana, on the 17th day of November, 2016.

(SEAL)		STONE ENERGY CORPORATION

Attest:	/s/ Joyce H. Stucker	By:	/s/ Kenneth H. Beer
	Name: Joyce H. Stucker		Name: Kenneth H. Beer
Title: Executive Vice President and Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Guarantor has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Lafayette, and State of Louisiana, on the 17th day of November, 2016.

(SEAL)		STONE ENERGY OFFSHORE, L.L.C.

By: STONE ENERGY CORPORATION, its sole member and manager

Attest:	/s/ Joyce H. Stucker	By:	/s/ Kenneth H. Beer
	Name: Joyce H. Stucker		Name: Kenneth H. Beer
Title: Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit	Description

Exhibit T3A-1	Certificate of Incorporation of Stone Energy Corporation, as amended (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 (File No.001-12074))

Exhibit T3A-2	Certificate of Formation of Stone Energy Offshore, L.L.C.

Exhibit T3B-1	Amended & Restated Bylaws of Stone Energy Corporation, dated December 19, 2013 (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 (File No. 001-12074))

Exhibit T3B-2	Limited Liability Company Agreement of Stone Energy Offshore, L.L.C.

Exhibit T3C	Form of Indenture Governing the New Notes

Exhibit T3D	Not applicable

Exhibit T3E-1*	Proposed Disclosure Statement for the Joint Prepackaged Plan of Reorganization of Stone Energy Corporation and its Debtor Affiliates, dated November 17, 2016

Exhibit T3E-2*	Joint Prepackaged Plan of Reorganization of Stone Energy Corporation and its Debtor Affiliates, dated November 17, 2016

Exhibit T3F	Cross-reference sheet (included in Exhibit T3C)

Exhibit 25.1	Form T-1 qualifying the Trustee under the Indenture to be qualified pursuant to this application

Exhibit 99.1	Directors, Executive Officers and Capitalization of the Guarantor

*	To be filed by amendment.